NAME OF REGISTRANT:
Franklin Managed Trust
File No. 811-4894


EXHIBIT ITEM No. 77C: Submission of matters to a vote of security holders.

At a Special Meeting of Shareholders of Franklin
Investment Grade Income Fund (a series of the registrant), held on July 26, 1999, the following item was voted upon:

(1) To approve an Agreement and Plan of Reorganization between the Registrant, on behalf of its series, Franklin Investment Grade Income Fund (the "Investment Grade Fund") and Franklin Strategic Series, on behalf of its series, Franklin Strategic Income Fund (the "Strategic Income Fund"), that provides for the acquisition of substantially all of the assets of the Investment Grade Fund in exchange for Class A and Advisor Class shares of Strategic Income, the distribution of such shares to the shareholders of shares of the Investment Grade Fund, and the dissolution of the Investment Grade Fund.

VOTE FOR     VOTE AGAINST
2,875,718    336,878













wpdoc2\nsar\1999\159-77c.doc                   10/21/99